UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 12, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on September 20, 2007, Amendment No. 2 to the Initial 13D, filed on October 2, 2007, Amendment No. 3 to the Initial 13D, filed on October 3, 2007 and Amendment No. 4 to the Initial 13D, filed on October 10, 2007 (collectively, the "Amendments", and together with the Initial 13D, the "Schedule 13D"), with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On October 12, 2007, Carl Icahn issued a press release and delivered a letter to the Issuer in response to the Issuer's letter sent to Oracle Corporation on October 11, 2007. Carl Icahn's press release, which includes his letter, is attached hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1. Carl C. Icahn Press Release, dated October 12, 2007

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



        [Signature Page of Schedule 13D Amend. No. 5 - BEA Systems, Inc.]

                                    EXHIBIT I


FOR IMMEDIATE RELEASE
CONTACT:  SUSAN GORDON: (212) 702-4309


          CARL ICAHN ISSUES STATEMENT CONCERNING BEA'S LETTER TO ORACLE

NEW YORK, NEW YORK, OCTOBER 12, 2007 - Today, Carl C. Icahn announced that he sent the following letter to BEA Systems, Inc. concerning BEA's letter to Oracle.


October 12, 2007

BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
Attn.: Chief Executive Officer

Dear Alfred:

     I am pleased to see that BEA received a bid from Oracle which proposed to acquire BEA at $17 per share. I also see that BEA believes that the Oracle bid is too low, a belief I share, and that BEA therefore rejected the Oracle bid. As per our last conversation, I agree that BEA has great technology as well as great promise in SOA, virtualization, and growth in the Chinese market, and would be of great strategic value to a synergistic acquirer.

     However, as the largest stockholder in BEA and as I have already stated, "consolidation in the technology industry is leading to increased competition that may place independent software vendors at a competitive disadvantage and that BEA staying independent might be almost dangerous to shareholder value." Therefore, I strongly suggest that you use the momentum afforded by the Oracle proposal to seek to sell the Company either (a) in an auction process in an expeditious manner to the highest credible bidder or (b) by accepting a preemptive bid at a compelling valuation.

                                    Very truly yours,


                                    /s/ Carl C. Icahn
                                    -----------------
                                    Carl C. Icahn